Exhibit 99.1

LICENCE AGREEMENT

FOR

ALCOHOL USE DISORDER AND SUBSTANCE USE DISORDER

This Agreement ("Agreement") is effective as of this 3rd day of September 2024, ("Effective Date") between PSYENCE UK GROUP LTD, a private company incorporated in England and Wales under company registration number 13986347 ("PSYUK") and PSYENCE BIOMEDICAL LTD, a publicly listed company incorporated in the Province of Ontario, Canada with Ontario corporation number 1000582144 ("PBM"). PSYUK and PBM may be referred to herein singularly as a "party" and collectively as the "parties".

WHEREAS,

A.	PSYUK is a natural psychedelic extraction company with operations in propogating, extracting and formulating naturally extracted and standardized psilocybin formulations. It is engaged in the development, extraction, formulation and licensing of proprietary active pharmaceutical ingredients which consists of a psilocybin standardized extract) ("API") and well as a final dosage format for the API which is suitable for human consumption ("Licensed Product"). PSYUK is the owner of proprietary extraction and formulation methods, formulations, recipes, process, specifications, standards, procedures and rules (the "Preparation Methods") for preparing the Licensed Product and the associated information and know-how ("Know-How"). For purposes of this Agreement the term "Licensed Product" shall include all Improvements (as defined below) thereto.

B.	PBM is a biotech company focused on the use of natural psilocybin to treat psychological trauma, addiction and the diagnosable disorders that can result therefrom.

C.	PBM wishes to use the Licensed IP (as defined below) in connection with pre-clinical and clinical studies and trials being a study, involving human subjects, for the purpose of discovering or verifying the safety, pharmacokinetics or effects of the API, Licensed Product and/or the Licensed Product to be conducted world-wide ("Trials") in the treatment of:

1.	Alcohol Use Disorder; and

2.	Substance Use Disorder,

(each a "Field of Use" and collectively the "Fields of Use").

D.	If such Trials are successful, PBM further wishes to hold a licence to exploit the Licensed IP (as defined below) for purposes of the Commercialization (as defined below) of the Licensed Product on the terms set out herein.

E.	Both Parties recognise that the API and Licensed Product both require further development work by PSYUK, which work will be conducted during the remainder of 2024 and into 2025.

F.	PSYUK has agreed to grant PBM an exclusive, royalty bearing, transferable licence limited to the Fields of Use for the use of the API, Licensed Product, Preparation Methods, Know-How and of all of the rights to the Intellectual Property which PSYUK has vested therein ("Licensed IP") for the Trials and Commercialization (as defined below) on the terms set out in this Agreement.

IN CONSIDERATION of the premises and mutual covenants contained herein and for other good and valuable consideration, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	DEFINED TERMS

In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a)	"Affiliate" has the meaning set out in the Business Corporations Act (Ontario);

(b)	"Agreement" means this intellectual property licence agreement and any other written addenda executed by the Parties and incorporated by reference hereto, and all amendments made to this Agreement by written agreement among the Parties;

(c)	"Applicable Law" means (i) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation or by-law (zoning or otherwise); (ii) any judgement, order, writ, injunction, decision, ruling, decree or award; (iii) any regulatory policy, practice, protocol, guideline or directive; (iv) the rules of a securities exchange to which a Party is subject; or (v) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval, in each case, of any Governmental Authorities and having the force of law, binding on or affecting the Party referred to in the context in which the term is used or binding on or affecting the property of such Party, all of the foregoing as may exist as of the Effective Date or as may be implemented, revised or modified from time to time after the Effective Date;

(d)	"Applicable Taxes" means G.S.T., H.S.T., VAT, withholding taxes, and other domestic or foreign value added or retail sales tax (however denominated);

(e)	"Bankruptcy Proceeding" means, in respect of any Person:

(i)	if a Person commits an act of bankruptcy or a petition or other process for the bankruptcy of the Person is filed or instituted and remains undismissed or unstayed for a period of 180 days or any of the relief sought in such proceeding (including the appointment of a receiver, trustee, custodian or other similar official for it or any substantial part of its property) shall occur;

(ii)	if any proposal is made or any petition is filed by or against the Person under any law having for its purpose the extension of time for payment, composition or compromise of the liabilities of the Person or other reorganization or arrangement respecting its liabilities and such proposal or petition is not stayed or dismissed within 20 days or if the Person gives notice of its intention to make or file any such proposal or petition including an application to any court to stay or suspend any proceedings of creditors pending the making or filing of any such proposal or petition;

(iii)	if any receiver, administrator, or manager of the property, assets or undertaking of the Person or a substantial part thereof is appointed, whether privately, pursuant to any statute, or by or under any judgment or order of any court;

(iv)	if any proceedings are taken to enforce any encumbrance affecting the assets of the Person or if a distress or any similar process be levied or enforced against such assets and such proceedings are not dismissed or stayed within 20 days after the commencement thereof;

(v)	the admission in writing by the Person of its inability to pay its debts generally as they become due; or

(vi)	the making by the Person of a general assignment for the benefit of its creditors;

(f)	"Business Day" means any day other than a Saturday or Sunday or any other day which shall be a statutory or civic holiday or day on which banking institutions are closed in the City of Toronto, Ontario;

(g)	"Calendar Quarter" means each successive period of three calendar months ending on each of March, June, September, and December;

(h)	"Change of Control" has the meaning set out in Section 10.3(b);

(i)	"Commercial Milestone Payment" has the meaning ascribed thereto in Section 5.3(a);

(j)	"Commercial Milestone" has the meaning ascribed thereto in Section 5.3(a);

(k)	"Commercialize" and "Commercialized" means to make or have made, use, develop, test, sell, import, export, offer for sale, market or distribute the Licensed Product, or grant the right (or permit the granting of the right) to do any or all of the foregoing, and "Commercialization" shall have the corresponding meaning;

(l)	"Commercially Reasonable Efforts" means the level of efforts and resources that a party would normally devote to the development or commercialization of a product by a company in the biotechnology or pharmaceutical industry of a similar size to perform the obligation at issue, in each case taking into account issues of safety and efficacy, product profile, the proprietary position, the current competitive environment for such product and the likely timing and pricing of such product’s entry into the market;

(m)	"Development Milestone" has the meaning set out in Section 5.2;

(n)	"Development Milestone Payment" has the meaning set out in Section 5.2;

(o)	"Dossiers" shall mean all information, data or documents in such detail necessary or helpful to manufacture the Licensed Product as submitted to and/or approved by a regulatory authority for the purposes of Commercialization, including all technical and scientific information, relevant analytical, clinical and galenical data, stability tests, bioequivalence studies, formulations, methods of manufacturing and control and their updates, and or revisions, if applicable;

(p)	"Exclusive Territories" means world-wide;

(q)	"Effective Date" has the meaning set out in the recitals to this Agreement;

(r)	"Generic Product" shall mean, on a country-by-country basis, a bioequivalent pharmaceutical product that meets the FDA definition of a generic product including that it contains the identical amounts of the same known and characterized active ingredient(s) as the Licensed Product, and has been approved by way of the FDA Abbreviated New Drug Application process, or a similar process in other jurisdictions;

(s)	"Governmental Authorities" means any municipal, regional, provincial or federal governments and their agencies, authorities, branches, departments, commissions, boards, having or claiming jurisdiction over each Party and their respective assets, and "Governmental Authority" shall mean any one of the Governmental Authorities as the context requires;

(t)	"G.S.T." means the Goods and Services Tax (Canada);

(u)	"H.S.T." means the Harmonized Sales Tax (Canada);

(v)	"Improvements" means any and all improvements, variations, updates, modifications, extensions, enhancements, derivative works of or other changes made to the Licensed Products at any time after the Effective Date;

(w)	"Indemnitee" has the meaning set out in Section 14.2;

(x)	"Indemnitor" has the meaning set out in Section 14.2;

(y)	"Independent Expert" means a suitably qualified professional jointly appointed by the Parties and who should be independent in character and judgement, meaning that there should be no relationships or circumstances between such appointee and either of the Parties which is likely to affect, or could appear to affect this independence, resulting in an absence of undue influence and bias;

(z)	"Intellectual Property" has the meaning ascribed thereto in Section 8.1;

(aa)	"Intellectual Property Rights" means any and all vested, contingent and future rights, in any jurisdiction, provided under: (a) patent law; (b) copyright law (including moral rights); (c) trade-mark law (including laws governing trade-marks, trade names and logos); (d) plant breeder laws; (e) design patent or industrial design law; or (f) any other statutory provision (including laws governing domain names) or common law principle (including trade secret law and law relating to information of the same or similar nature and protected in the same or similar way) governing intellectual property, whether registered or unregistered, and including rights in any and all applications and registrations in respect of the foregoing and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any infringement or unauthorised use;

(bb)	"Licenses" means each of the licenses granted in accordance with Section 2 under this Agreement;

(cc)	"Net Sales" means revenue generated by PBM or its duly authorized sub-licensee(s) or sales agent(s), after shipping and handling fees, discounts, reimbursements, returns, and taxes or other assessments collected from customers. For clarity, Net Sales will refer to the sales of the Licensed Product only, in other words, if the Licensed Product is supplied or administered in conjunction with psychotherapy or any other ancillary services, the value of additional therapy or other ancillary services portion of the supply will not count towards the Net Sales calculation. In any sale or other disposal of any Licensed Product or part thereof otherwise than in any arm's length transaction exclusively for money, the fair market price (if higher) in the relevant country of disposal shall be substituted for the Net Sales value;

(dd)	"Patents" includes any and all patents, patent applications, divisional applications, supplementary disclosures or similar rights held by PSYUK or licensed by PSYUK during the terms of this Agreement relating to the Licensed Products;

(ee)	"Person" includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authorities, however designated or constituted;

(ff)	"Royalty Fee" means the royalty fee payable by PBM to PSYUK in terms of Section 5.3(b); and

(gg)	"Term" has the meaning set out in Section 11.1.

2.	LICENSES

2.1.	Licenses.

(a)	For the duration of the Term and subject to the terms and conditions of this Agreement, PSYUK hereby grants to PBM (which hereby accepts) exclusive, world-wide, royalty-bearing licenses in respect of the Licensed IP with the right to sub-license, to:

(i)	conduct Trials; and

(ii)	Commercialize the Licensed Product,

within each of the Fields of Use in accordance with Applicable Laws ("Licenses").

(b)	It is agreed between the Parties that:

(i)	The Parties shall keep valid any required licenses and/or authorizations for the import, handling, dealing in and distribution and sale of psilocybin products, as per the relevant regulatory guidelines and applicable laws on a country-by-country basis;

(ii)	For any regulatory activity required regarding the protection or enforcement of the Licensed IP or the Commercialization thereof as it relates to the Licenses, each Party shall provide, its support, guidance, regulatory expertise to the other so that each Party may fulfill any local requirements and/or complete any relevant procedures until the relevant regulatory activity is finalized and the corresponding regulatory approvals are issued; and

(iii)	The Parties shall provide each other with copies of all material correspondence received by and sent to the competent regulatory authorities with respect to the Licensed IP which may have a materially adversely affect the other Parties' rights under the License along with any relevant supportive documentation.

2.2.	Restrictions.

(a)	PBM shall not sub-license or subcontract the Licensed IP or rights granted herein to a third-party other than:

(i)	an Affiliate; or

(ii)	in the manner expressly provided for in Section 6.3; or

(iii)	as may be consented to by PSYUK by prior written consent (which consent may not be unreasonably withheld or delayed); or

(iv)	as expressly authorized under this Agreement.

(b)	During the term of this Agreement PBM shall not initiate, licence, manufacture, sell or otherwise conduct research or commercial activities in the Fields of Use other than under the terms of this Agreement, however PBM may at any time terminate this Agreement upon written notice to PSYUK, forfeit any payments already made to PSYUK, and remain liable for any payments due and payable, and then initiate, licence, manufacture, sell or otherwise conduct research or commercial activities in the Fields of Use with a third party or for its own account, provided that such activities do not infringe on the Intellectual Property Rights of PSYUK or make use of the Know-How.

3.	PATENT INFRINGEMENT AND MISUSE OF CONFIDENTIAL INFORMATION

(a)	Upon the occurrence of any infringement or suspected or threatened infringement of the Patents (which expression for the purposes of this Section 3 shall be deemed to include any patent granted in respect of an Improvement of PSYUK) or misappropriation or misuse of the Know-how, the Parties shall immediately consult to decide what steps shall be taken to prevent or terminate such infringement.

(b)	The Parties shall take all steps as may be agreed by them in pursuance of Section 3 including the institution of legal proceedings where necessary in the name of one of the parties or in the joint names of the Parties as appropriate.

(c)	If PSYUK fails within a reasonable period in the circumstances to take such steps as may be considered necessary or appropriate by PBM (whether or not agreement shall have been reached in pursuance of this Section 3), PBM shall have the right and is hereby authorised by PSYUK to take those steps independently. In so doing PBM shall not be taken as acting as the agent or in any way on behalf of PSYUK but PSYUK shall give all reasonable assistance at PBM’s expense to facilitate any proceedings by PBM (including in the name of PSYUK if required). PBM shall bear all costs but shall be entitled to retain for its own absolute benefit any damages, costs or other expenses awarded or recovered in any such proceedings.

4.	MATERIAL TRANSFERS & SUPPLY

4.1.	Orders and Delivery: Trials.

(a)	PBM shall place orders for Licensed Products by way of a written purchase order ("Order"), PSYUK will sell and deliver to PBM quantities of one or more Licensed Products at PSYUK’s sales price list in effect when it accepts the related Order in accordance with this Section 4, provided that:

(i)	such price shall be a market-related arms-length price; and

(ii)	PSYUK agrees to treat PBM as its "most favoured customer" and accordingly PSYUK represents that all of the prices, warranties, benefits and other terms for any Order will be equivalent to or better than the terms being offered by PSYUK to its similarly situated customers with equivalent order volumes. If PSYUK enters into an agreement with another customer providing such customer with more favourable terms, then this Agreement and any Order will be deemed appropriately amended to provide such terms to PBM. PSYUK shall promptly provide PBM with any refunds, credits or benefits thereby created.

(b)	Each Order shall contain the terms of the transfer, including specifications, Trial implementation timeframes ("Trial Schedule") and delivery and performance schedules ("Delivery Schedule"). PSYUK shall use its Commercially Reasonable Efforts to meet the Delivery Schedule and shall co-operate with PBM and its trial partners to ensure that the Trial Schedule is adhered to.

(c)	For purposes of the Trials, PSYUK shall create and provide such information, assistance and support for the execution of the dossiers, IMBP and other documents required to implement the Trials in accordance with the Trial Schedule.

(d)	PSYUK shall provide such other reasonable support as may be required by PBM to implement the Trials in relation to the Licensed Products.

(e)	For the Term and in relation to the Trials, PBM shall provide PSYUK with a good faith forecast of PBM's demand for Licensed Products at intervals, which approximates, as nearly as possible, based on information available at the time to the PBM, the Orders PBM will place during the Term ("Trial Forecasts"). PSYUK shall ensure that it can meet the Trial Forecasts.

4.2.	Orders and Delivery: Commercialization.

(a)	PBM shall place Orders for Licensed Product and PSYUK will sell and deliver to PBM quantities of one or more Licensed Product on the same terms as set out in Section 4.1 (mutatis mutandis).

(b)	PBM shall provide PSYUK with a good faith forecast of PBM’s demand for Licensed Product at such intervals as agreed between the Parties, which approximates, as nearly as possible, based on information available at the time to PBM, and the orders PBM will place ("Commercialization Forecasts"). PSYUK shall ensure that it can meet the Commercialization Forecasts and shall supply the Licensed Product in accordance with the terms set out in this Section 4.

(c)	It is recorded that PBM’s intention is to proceed through clinical trials and the process of Commercialization using the dosage format of the Licensed Product as is produced by PSYUK. Notwithstanding such intention, PBM shall be entitled to require PSYUK to supply the Licensed Product under this Section 4 at a dosage size other than produced by PSYUK from time to time, provided that at least one of the conditions below are satisfied:

(i)	bona fide results from the Trials conducted by PBM indicate that a different dosage size would be advantageous for optimal treatment;

(ii)	a different dosage size is required by the applicable health regulator or authority; or

(iii)	bona fide clinical and/or commercial factors (supported by evidence), support the Commercialization of a different dosage size, for example, bona fide results from the Trials indicate that a lower dosage yields the same safety and efficacy, provided that –

(iv)	PSYUK shall work in good faith to provide such demanded dosage size; and

(v)	Nothing in this Agreement shall prevent PBM from sourcing the Licensed Product from a third-party manufacturer or supplier, without infringing or misappropriating PSYUK’s Intellectual Property Rights or using the Know-How.

4.3.	Trial commencement and Phases. PBM shall, in its sole discretion and on prior written notice to PSYUK, be entitled (but not obliged) to commence, suspend (for up to six (6) months) and/or terminate any Trial at any phase of the Trial. In the event of the suspension or termination of any Trial, PSYUK shall remain entitled to any payments in respect of any Development Milestone Payment already achieved.

4.4.	Commercialization roll-out. Notwithstanding any other provisions herein, at any time, PBM shall be entitled to reduce or adjust the scale to which it Commercializes a Licensed Product or any Licensed IP or cease the Commercialization of a Licensed Product or any Licensed IP if PBM (acting reasonably) determines that the Commercialization of the Licensed Product infringes or presents serious risks of infringing the intellectual property rights of any third party and/or that such Commercialization is no longer financially viable.

5.	PAYMENT

5.1.	Payment.

(a)	PBM shall pay all invoices within 30 days of their receipt. If any money due to PSYUK remains unpaid after the date on which the money should have been paid, then PBM shall pay to PSYUK interest on the unpaid amount from the date on which the money was due at a rate of 5% per annum.

(b)	All payments to be made by PBM to PSYUK under this Agreement are exclusive of any Applicable Taxes which may be payable by reference thereto and subject to such deductions or withholdings as may be required of PBM by Applicable Laws.

5.2.	Development Milestone Payments.

(a)	PBM shall pay PSYUK the following licensing fees ("Development Milestone Payments") upon the achievement of one or more of the following milestones with respect to each of the Fields of Use:

(i)	Development Milestone 1: USD73,000, being a payment of USD in respect of each of the Fields of Use, on 1) July 31, 2026 or 2) upon the approval to commence a Trial within that Field of Use by the authorized Government Authority in the jurisdiction of PBM’s choosing, whichever date is earlier;

(ii)	Development Milestone 2: USD75,000, being a payment of USD in respect of each of the Fields of Use, upon PSYUK being able to deliver to PBM a fully formulated Licensed Product which is suitable and approved for use by the Government Authority, agency or body responsible for the review and approval of research proposals in PBM’s elected Trials in the jurisdictions of its choice.

(together, the "Development Milestones").

(b)	PBM shall notify PSYUK in writing within 10 days following the achievement of each Development Milestone and shall make the appropriate Development Milestone Payment within 30 days after the achievement of such Development Milestone.

5.3.	Commercialization Milestone Payments & Royalties.

(a)	Commercial Milestone Payments. PBM will pay to PSYUK the following milestone payments in respect of each Field of Use (each, a "Commercial Milestone Payment") upon the achievement of the following milestone events in respect of the Commercialization of the Licensed Product:

(i)	Commercial Milestone 1: USD292,000 upon submission and approval of Phase III CTA, or an equivalent, and provision of the Licensed Product from such duly licensed facility as may be agreed between the Parties, in respect of each Phase III trial.

(ii)	Commercial Milestone 2: USD584,000 upon first marketing approval permitting commercial sales and USD292,000 for each subsequent marketing approval permitting commercial sales in respect of each Field of Use.

(iii)	PBM shall notify PSYUK in writing within 10 days following the achievement of each Commercial Milestone.

(b)	Royalty Fee. A royalty of 10% of Net Sales commencing upon first commercial sale of product and payable during the term of this Agreement ("Royalty Fee"). The Royalty Fee shall be calculated on a Calendar Quarterly basis and payable in arrears within 30 days of the end of each successive Calendar Quarter.

(c)	Annual Exclusivity Fee. USD146,000 per year for each Field of Use beginning on the date of PBM’s Phase II clinical trial study report (as per the date on the clinical trial study report). The Annual Exclusivity Fee shall be creditable against the Royalty Fee.

6.	USE OF THE LICENSED IP

6.1.	Trials. The Licensed IP will be used by PBM in connection with the conduct of Trials within the Fields of Use. PSYUK does not grant PBM any rights to use the Licensed IP or the Know-How for any research, profit-making or commercial purposes other than as expressly provided for under this Agreement.

6.2.	Commercialization. The Licensed IP will be used by PBM in connection with the Commercialization of the Licensed Product within the Fields of Use.

6.3.	Access.

(a)	Except as set out in Section 2.2, PBM shall not provide the Licensed IP to a third party nor allow access to the Licensed IP by a third party. Notwithstanding the foregoing, the Licensed IP may be provided only to:

(i)	those of PBM employees and consultants who have a bona fide need to use the Licensed IP for the purpose of the Trial or the Commercialization of the Licensed Product (as the case may be), provided that said employees accept in writing the same obligations regarding the treatment of the Licensed IP as set forth herein; and

(ii)	those of PBM affiliates and third parties who accept in writing the same obligations regarding the treatment of the Licensed IP as set forth herein prior to receiving any Licensed IP.

(b)	PBM further agrees that it shall ensure that each PBM employee, affiliate or third party, as the case may be, complies with the applicable provisions of this Agreement and PBM shall be liable to PSYUK for any breach by a PBM employee, affiliate or third party for any breach of this Agreement. PBM will promptly notify PSYUK in the event a third party is provided or allowed access to the Licensed IP in breach of this Section 6.3.

6.4.	Analysis and Development.

(a)	In the event that the Licensed Products are not suitable for a Trials ("Tentative Trials") as determined by a relevant health authority and require further testing, processing or modification in accordance with applicable laws and regulations, the following provisions shall apply:

(i)	PSYUK shall, at its own cost, subject the Licensed Products to the tests, processing and modification recited, contemplated by or required to carry out the Tentative Trials. Ownership of all Intellectual Property resulting from the testing, processing and modification of the Licensed Products shall vest in PSYUK upon creation.

(ii)	PSYUK shall provide PBM will all certificates of analysis and additional information and documentation as may be required to commence the Tentative Trials, including updated information and documentation as mentioned in Section 4.1(c).

(iii)	In the event that PSYUK is unsuccessful in its attempts and the Licensed Products remain unsuitable for the Tentative Trials or fails to deliver the information/documentation required in sub-section (ii) above, then, at PBM's election, PBM shall be entitled to a refund of the Development Milestone Payment paid in respect of that Tentative Trial in accordance with Section 5.2(a).

6.5.	Audit Rights.

(a)	PBM has the right (by itself or through its representatives) to review all audit reports issued with respect to the Licensed IP and/or the facilities in which such Licensed IP is being produced and PSYUK agrees to make such audit reports available to PBM within 20 business days of receipt and finalization thereof. PBM will comply with PSYUK's reasonable security, health and safety, and confidentiality procedures that are provided to PBM in advance in writing. During normal working hours and upon reasonable notice, PBM or its designee shall be entitled to inspect areas within the PSYUK Facility (or that of its contract manufacturer) facility where Licensed Products or the Licensed Product are manufactured or stored, and to inspect the manufacturing, packaging, and quality control records relating to the Licensed Products or the Licensed Product if 1) a critical observation was identified on any audit report, or (ii) where required to do so by a health regulatory authority having jurisdiction of the Trials or the Licensed Product.

(b)	PSYUK has the right (by itself or through its representatives) to review all audit reports issued with respect to the Licensed IP and/or the facilities in which such Licensed IP is being used and PBM agrees to make such audit reports available to PBM within 20 business days of receipt and finalization thereof. PSYUK will comply with PBM’s reasonable security, health and safety, and confidentiality procedures that are provided to PSYUK in advance in writing. During normal working hours and upon reasonable notice, PSYUK or its designee shall be entitled to inspect areas within PBM’s (or its subcontractors) facility where the Licensed Products or Licensed Product are stored or used, and to inspect the and quality control records relating to the Licensed Products or Licensed Product if 1) a critical observation was identified on any audit report, or (ii) where required to do so by a health regulatory authority having jurisdiction of the Trials or the Licensed Product.

7.	CONFIDENTIAL INFORMATION

7.1.	Definition. For the purposes of this Agreement "Confidential Information" means the Licensed IP, the data and results of the testing and use of the Licensed IP and any information relating thereto, the Trials and the Commercialization of the Licensed Product, and includes but is not limited to all information, in any form, known or used by, or in the possession of, a party in connection with its operations, business or assets, including but not limited to, strategic and business plans, financial information and data, marketing information, information as to business opportunities, strategies, research, development, production, business, operational or technical processes or systems, business or commercial operations, know-how, trade secrets, ideas, intellectual property, processes, technical information, methods, product or production information, formulas, compositions, designs, drawings, samples, Inventions, past, current, or future research and development, past, current, or future manufacturing, supplier, marketing or distribution methods or process, customer information and any other information which is designated as "Confidential," "Proprietary," or contains some similar designation, or which by its nature the receiving party knew or should have reasonably known under the circumstances is or is intended to be confidential or proprietary.

7.2.	Obligations. Each of the Parties hereby undertakes to keep the other Party’s Confidential Information confidential, to not disclose such Confidential Information to any third party, and to not use such Confidential Information for any purpose other than the carrying out the terms and objectives of this Agreement. The other Party’s Confidential Information may be disclosed only to the recipient’s employees and in respect of PBM, third parties set out in Sections 2.2 and 6.3, who have a bona fide need to know for the purpose of the Trials or the Commercialization of the Licensed Product, provided that they accept the same obligations of confidentiality as set forth herein. Each of the Parties will promptly notify the other Party in the event the other Party’s Confidential Information is disclosed to a third party in breach of this Section.

7.3.	Exceptions. The confidentiality obligations of Section 7.2 shall not apply to any Confidential Information for which the recipient can establish by written records that it:

(a)	was already known to the recipient prior to the receipt thereof from the other Party;

(b)	was already available to the public before the disclosure of the Confidential Information to the recipient;

(c)	has subsequently become available to the public through no fault or default of the recipient;

(d)	has subsequently been legally disclosed to the recipient by a third party who is not in breach of any obligation of confidence with the other Party;

(e)	was developed wholly independently by the recipient, without any reference to the other party’s Confidential Information; or

(f)	is required to be disclosed by Applicable Law.

For the purpose of this paragraph, disclosures made of Confidential Information that are specific in nature shall not be deemed within the foregoing exceptions merely because they are embraced by more general information available to the public or in the possession of the recipient.

8.	INTELLECTUAL PROPERTY

8.1.	Intellectual Property. For the purposes of this Agreement, "Intellectual Property" means all ideas, designs, design specifications, inventions, proprietary information, trade secrets, processes, research and development data, manufacturing procedures, software, works of authorship, improvements, or suggestions, whether or not patentable or copyrightable, conceived, created, adapted, or reduced to practice by or for a Party, whether made alone or in conjunction with others, including all present and future (i) patents, patent applications, and other industrial property rights, (ii) copyrights, mask work rights, and other rights associated with works of authorship, (iii) trade secret rights, (iv) rights in trademarks and trade names and similar rights, and (v) other forms of intellectual or industrial property rights and proprietary rights of any kind or nature.

8.2.	IP Ownership.

(a)	PBM acknowledges that any and all rights in and to the Licensed IP are owned by PSYUK and undertakes that it shall not challenge the validity or enforceability of such rights either during or after the term of this Agreement.

(b)	Improvements to the Licensed Product arising from work carried out by PBM alone shall remain the exclusive property of PBM and Improvements arising from work carried out by PSYUK alone shall remain the exclusive property of PSYUK. Improvements made to the Licensed IP by PSYUK shall be deemed to be part of this Agreement and the scope of the Licenses for the purposes of the rights granted to PBM hereunder.

8.3.	No Future Licenses. Other than the licenses expressly granted in this Agreement, nothing contained herein shall be deemed to constitute, by implication or otherwise, the grant of any licence or other rights in respect of any present or future Intellectual Property owned or controlled by either of the parties.

9.	REPORTING

(a)	PBM will:

(i)	provide to PSYUK copies of final protocol synopsis that receive ethics and health authority approval for any clinical studies in which the Licensed Products are used prior to administering the Licensed Products in the Trials;

(ii)	report any adverse events, suspected unexpected serious adverse reactions (SUSAR) and all other events required to be reported under applicable law within required timelines;

(iii)	provide to PSYUK a detailed report of any adverse events occurring pursuant to the Trials, within 24 hours of such event occurring;

(iv)	provide to PSYUK copies of all safety data that are generated from any Trials in which the Licensed Products are used;

(v)	provide to PSYUK a copy of the final report for each Trial in which the Licensed Products are used or, if no final report is prepared, a summary of safety and efficacy data for such Trial.

(b)	All information, documentation, data and or materials received by PSYUK pursuant to this Section 9 shall be treated as Confidential Information.

10.	TERM AND TERMINATION

10.1.	Term. This Agreement comes into effect on the Effective Date and shall continue in full force and effect, unless terminated early in accordance with a provision of this Agreement (the "Term"). The Term of each License in respect of each Field of Use shall operate independently and accordingly, the termination or expiration of a License in respect of a Field of Use shall have no effect on the Term of the other License in respect of another Field of Use.

10.2.	Exclusivity. The exclusivity of each License in respect of each Field of Use shall operate independently and accordingly, the termination or expiration of exclusivity of a License in respect of a Field of Use shall have no effect on the exclusivity of the other License in respect of another Field of Use. Notwithstanding the Term, the exclusivity of each of the Licenses in respect of each of the Fields of Use independently within the Exclusive Territories shall come into effect on the Effective Date and expire on the occurrence of any of the events listed below:

(a)	if PBM has not made any Commercially Reasonable Efforts to commence any Trials within that Field of Use prior to 31 December 2026; or

(b)	PBM has failed to pay PSYUK a minimum of USD73,000 in Royalty Fees per calendar year, calculated from January 1, 2030 onward (as calculated on the basis of the Royalty Fee due under 5.3(b) alone without accounting for any credit that may be due under 5.3(c), but in no case shall any exclusivity persists after the expiry of the Term.

10.3.	Early Termination.

(a)	This Agreement shall be terminated immediately upon the occurrence of any one of the following events:

(i)	By PBM on notice to PSYUK in writing, in which case the terms of Section 2.2(b) shall apply, and provided that PSYUK shall remain entitled to any and all payments made to it or due to it under the Agreement prior to the date of termination;

(ii)	By a party upon notice to the other party, if the other party becomes party to a Bankruptcy Proceeding;

(iii)	By a party if the other Party commits a breach of a material term of this Agreement and fails to remedy that breach within 30 business days of receiving notice of such breach; or

(iv)	By a Party upon notice to the other party, if the other Party has a licence, permit or approval revoked by competent authorities which compromise its ability to perform under this Agreement.

(b)	In the event that PSYUK is subject to a change of control in control or ownership or the business of PSYUK is sold ("Change of Control"):

(i)	the provisions of this Agreement shall survive such Change of Control;

(ii)	the rights of PBM shall remain uninterrupted; and

(iii)	the terms of this Agreement shall become binding on PSYUK’s successor-in-title.

(c)	The termination of this Agreement however arising shall be without prejudice to the provisions of Section 7 (Confidential Information), this Section 10 (Term and Termination) and to any other express obligations in this Agreement of a continuing nature and to any rights of either Party which may have accrued at or up to the date of termination.

10.4.	Survival. The provisions of Sections 2.2, 2.3, 5.2, 5.3, 7, 8, and 12 to 14 shall survive termination and expiration of this Agreement.

11.	DISCLAIMER OF WARRANTY

PSYUK gives no warranty, express or implied, as to the fitness of the Licensed IP for the Trials or Commercialization other than that:

(a)	the Licensed Product have been manufactured using Good Manufacturing Practice and will be sent to PBM or its duly appointed agents in compliance with applicable laws;

(b)	the Licensed IP, to the best of PSYUK’s knowledge, does not or violate any patent, design, copyright, trade secret or other proprietary right of any third party and PSYUK has all necessary rights of ownership and licenses to provide the APIs and Licensed Products in accordance with this Agreement;

(c)	PSYUK has the right to grant all rights and licenses it purports to grant to PBM under this Agreement;

(d)	PSYUK owns or has an enforceable and transferable right to use all of the Licensed IP;

(e)	none of the Patents included in the Licensed IP were fraudulently procured from the relevant governmental patent granting authority;

(f)	there is no claim or demand of any Person pertaining to, or any proceeding which is pending or threatened in writing, that asserts the invalidity, misuse or unenforceability of the Patents included in the Licensed IP or misappropriation of any Know-How included in the Licensed IP;

(g)	to the best of PSYUK’s knowledge and belief, the Patents included within the Licensed IP are not being infringed by any third party and the Know-How included within the Licensed IP is not being misappropriated by any third party.

12.	LIMITATION OF LIABILITY

NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT IN THE EVENT OF GROSS NEGLIGENCE OR WILFUL MISCONDUCT, NEITHER PARTY, NOR ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS, AND AFFILIATES WILL BE LIABLE TO THE OTHER PARTY FOR INCIDENTAL, EXEMPLARY, CONSEQUENTIAL, INDIRECT, OR PUNITIVE DAMAGES OF ANY KIND, INCLUDING LOST PROFITS, LOST OR DIMINISHED PRODUCTION, BUSINESS INTERRUPTION OR CLAIMS OF CUSTOMERS OR OTHER THIRD PARTIES, REGARDLESS OF WHETHER THE INDEMNIFYING PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND REGARDLESS OR WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, OTHER TORT, OR OTHERWISE.

13.	INDEMNIFICATION

13.1.	Obligations.

(a)	PBM will defend, indemnify, and hold harmless PSYUK, and its directors, officers, employees and agents from and against any damages, liabilities, losses, costs, and expenses (including reasonable attorneys’ fees, court costs, and other costs) arising from fines, civil penalties or personal injury to or damage to the property of third parties (including for the purposes of this Section 12.1 the employees of PSYUK) caused by or arising from the Trials, except to the extent such damages, liabilities, losses, costs, and expenses arise from the negligence or wrongful acts of PSYUK, its directors, officers, employees, and agents.

(b)	PSYUK will defend, indemnify, and hold harmless PBM, and its directors, officers, employees and agents from and against any damages, liabilities, losses, costs, and expenses (including reasonable attorneys’ fees, court costs, and other costs) arising from:

(i)	fines, civil penalties or personal injury to or damage to the property of third parties (including for the purposes of this Section 13.1 the employees of PBM) caused by or arising from a breach of the warranties set out in Section 12; or

(ii)	Any third party claim of infringement or misappropriation or unauthorised use of intellectual property held or owned by a third party through PBM (or its duly authorized sub-licensee) exercising the rights granted to it by PSYUK under this agreement, provided that the amount of the PSYUK’s indemnification obligations under Section 13.1(b)(ii) shall be limited to the aggregate amount of payments made to PSYUK by PBM under this Agreement.

13.2.	Notice; Defense. In the event that a party receives notice of any third party claim, action or proceeding for which such party (the "Indemnitee") claims indemnity hereunder, the Indemnitee will promptly notify the other party (the "Indemnitor") of such matter. The Indemnitor will then promptly assume responsibility for and will have full control of such matter, including settlement negotiations and any legal proceedings, and the Indemnitee will fully cooperate at the Indemnitor’s expense in the Indemnitor’s handling and defense thereof. The Indemnitee may participate, at its own expense, in the defense of such claim or litigation provided that the Indemnitor will direct and control the defense of such claim or litigation. The Indemnitor will not, in the defense of such claim or litigation resulting therefrom, (a) consent to entry of any judgment except with the written consent of the Indemnitee, which will not be unreasonably withheld, or (b) enter into any settlement, which (i) does not include as an unconditional term thereof the giving by the plaintiff to the Indemnitee of a release from all liability in respect of such claim or litigation or (ii) contains any admission of liability, except with the written consent of the Indemnitee, which will not be unreasonably withheld.

13.3.	Insurance. Each of the Parties shall, at its cost, maintain or effect and maintain insurance policies that cover a scope of liability and provide coverage in amounts that are commercially reasonable given the activities and potential liabilities contemplated by this Agreement.

14.	MISCELLANEOUS PROVISIONS

14.1.	Employee Consent. PBM shall procure that the researchers and other personnel at any time associated with the Trials or Commercialization shall confirm their knowledge of and consent to the terms of this Agreement.

14.2.	Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada and the laws of Canada applicable therein without giving effect to the choice of law provisions thereof which will be disregarded in their entirety. Any unresolved disputes between the parties, including all claims for legal and equitable relief, will be submitted to a court of competent jurisdiction in the Province of Ontario, Canada. Nothing in this Section 14.2 will prevent either party from immediately seeking injunctive relief from any court of competent jurisdiction.

14.3.	Equitable Relief. Each party acknowledges that any breach of the obligations of this Agreement in respect of licensed property or Confidential Information may cause irreparable harm to the other party for which damages is not an adequate remedy and that the owner of the licensed property or Confidential Information will be entitled to seek equitable relief in addition to all other remedies available at law.

14.4.	Notices. Except as otherwise provided in this Agreement, any notice or the like pursuant to this Agreement shall be in writing in the English language and will be deemed to have been sufficiently given if delivered in person, transmitted by facsimile, electronic computer mail, or express delivery with fees prepaid, whether public or private carrier, addressed as below or to such other persons and addresses as the parties may designate in writing from time to time.

If to PSYUK:

Address: 23 NOEL STREET, LONDON, ENGLAND W1F 8GT

Email: cbull_ipventures@icloud.com

ATT: Christopher Bull

If to PBM

Address: 121 Richmond Street West, Penthouse Suite 1300, Toronto, Ontario, M5H 2K1

Email: neil@psyencebiomed.com, copying taryn@psyencebiomed.com

ATT: Neil Maresky, copying Taryn Vos

14.5.	Export Control. Both parties understand that any APIs or Licensed Product may be subject to export control and embargo laws, regulations or orders of Canada and the United States. Neither party hereto will knowingly export, directly or indirectly, to any country for which Canada the United States, as the case may be, has an applicable embargo or requires an export license without first obtaining such a license.

14.6.	Counterparts, Signatures, Authorization. This Agreement may be executed in any number of counterparts each of which shall be deemed an original, but all of which taken together shall constitute one single agreement between the parties. Signatures via facsimile or other electronic means are deemed to be the same as original signatures. Each of the parties agrees to the terms of this Agreement, and the person signing on behalf of each party represents that he or she is authorized to execute this Agreement on behalf of such party and has the authority to bind such party to the terms and conditions of this Agreement.

14.7.	Assignment. Save as otherwise expressly provided for in this Agreement, neither of the parties shall assign, transfer, or otherwise dispose of this Agreement to any third party without the prior written consent of the other party. The Agreement will inure the benefit of, and be binding on any permitted assignee or successor.

14.8.	Amendments. Any and all amendments to, and extensions of this Agreement will only be effective if agreed and executed in writing by both parties.

14.9.	Severability. If any term, provision, undertaking or restriction contained in this Agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable (in whole or in part), the remainder of the terms, provisions, undertakings and restrictions contained herein will remain in full force and effect and will in no way be affected, impaired or invalidated. Any such invalid, illegal, or unenforceable provision or portion of this Agreement shall be changed and interpreted, and any unintentional gap filled, so as to best accomplish the objectives of such provision or portion thereof in light of the purpose of this Agreement and within the limits of applicable law.

14.10.	Waiver. Any waiver by either party of any right resulting from a breach of this Agreement shall not imply waiver of any future enforcement of such right nor any waiver of any other right arising from this Agreement or resulting from the breach of any other provision of this Agreement.

14.11.	Construction and Interpretation. All terms defined in the singular form shall include the plural and vice versa. Unless otherwise stated, all sections referred to herein are sections of this Agreement. Each of the exhibits, schedules and appendices referred to in this Agreement and attached hereto, and all attachments and amendments thereto, are and shall be incorporated herein and made a part hereof. The headings of the sections in this Agreement are inserted for convenience only and are not intended to interpret, define or limit the scope or content hereof or any provision hereof. The word "including" will not be construed as limiting the immediately preceding general term or statement.

14.12.	Entire Agreement. This Agreement and any appendix hereto constitute the entire understanding between the Parties and supersede any prior communications, representations or agreements, whether oral or in writing, regarding the same matter between them.

14.13.	Advice of Counsel. Each party has consulted with counsel of their choice regarding this Agreement, and each acknowledges and agrees that this Agreement shall not be deemed to have been drafted by one party or another and shall be construed accordingly.

14.14.	No relationship. This Agreement does not create an agency or partner relationship between the parties.

The parties have caused this Agreement to be executed as of the Effective Date.

PSYENCE UK GROUP LTD		PSYENCE BIOMEDICAL LTD
By:		By:
	(Signature)		(Signature)

Name:	Christopher Bull	Name:	Neil Maresky
	(Print – Block Letters)		(Print – Block Letters)

Title:	Director	Title:	Director and CEO
	(Print – Block Letters)		(Print – Block Letters)

Date:	September 3, 2024	Date	September 3, 2024